UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40238

Hywin Holdings Ltd.

F3, Hywin Financial Centre

8 Yincheng Mid. Road

Pudong New District, Shanghai 200120

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Hywin Holdings Announces Strategic Business Transformation Plan

SHANGHAI, China, March 27, 2024 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. (“Hywin”, or the “Company”) (NASDAQ: HYW) today announced its plan for strategic business transformation in light of recent regulatory policies and market developments. Under this new strategy, the Company will (i) shift its financial services and product distribution businesses towards public market funds and NAV-based products, (ii) strategically promote growth of its insurance brokerage services business, (iii) continue to grow and develop its overseas wealth management and asset management services, and (iv) diversify income streams by continuing to develop other non-financial service businesses such as high-end health management services, and opportunistically expanding into consumer industries including distribution of Chinese liquors and other consumer products, which Hywin expects may achieve potential synergy with its existing clientele of high-net-worth individuals in China.

•	Exit from Distribution of Asset-Backed Products

Historically, Hywin has relied heavily on its wealth management services business and generated a significant amount of its revenue from the distribution of asset-backed products, many of which were related to the real estate industry. Against the backdrop of adverse market conditions, and the challenging liquidity environment in which it operates, Hywin has ceased to distribute asset-backed products, and will shift its business focus from fixed-income wealth management products to NAV-based products and insurance brokerage services. Hywin has investigated reports of defaults of asset-backed products it had historically distributed and is actively addressing these redemption issues, while proactively coordinating with asset managers, relationship managers and clients to seek solutions and reduce client losses.

•	New Business Focus

In light of recent regulatory policies and market developments, Hywin has started to realign its business focus as follows:

⮚	In the PRC, through Hywin Fund Distribution Co., Ltd. holding four licenses issued by CSRC for fund sales and distribution, Hywin will maintain existing client relationships, enhance services capabilities, and continue to develop its businesses in the sales and distribution of public market funds and certain private market funds, while seeking more institutional client opportunities.

⮚	Overseas: through Hywin’s Hong Kong-licensed subsidiaries holding Type 1, Type 4, Type 5, and Type 9 licenses issued by the Securities and Futures Commission of Hong Kong, as well as the insurance brokerage license issued by the Insurance Authority of Hong Kong, Hywin will continue to serve its clients with a full suite of wealth management and asset management services including external asset management (“EAM”), Cayman funds, index investing, and overseas insurance solutions, with a view to increasing AUM and recurring revenues by further expanding ultra-high-net-worth client base across the entire Asia Pacific region.

⮚	Sharpen focus on the following businesses:

▪	insurance brokerage services: Hywin will simplify and improve the competitiveness of its commission structures in order to promote its insurance brokerage business. Hywin will continue its product cooperations with leading insurance companies in Hong Kong and globally, as well as further streamline its cost structure and enhance profitability of the insurance brokerage services business.

▪	health management services: Hywin will continue to develop its integrated health management service model, which encompasses satellite stores, flagship stores, health resorts, by seeking new strategic partners and commercial partnerships.

▪	other growth areas: Hywin plans to take advantage of its existing national networks, and opportunistically expand into new verticals, such as sales and distribution of Chinese liquors and other consumer products, to seek new revenue streams and develop new businesses that would create synergy with its existing clientele of high-net-worth individuals.

•	Reorganization Initiatives and Related Announcements

As part of the business transformation plan, Hywin is undertaking a structural reorganization plan, which includes elimination of certain positions and aggressive cost saving measures, including the redundancy of approximately 300 middle- and back-office employees. Further redundancy of frontline employees may occur as Hywin is in the process of setting up new sales policies and targets for its nationwide relationship manager team. In addition, as part of Hywin’s structural reorganizational plan, Hywin will simplify its regional management and consolidate its physical offices across China by concentrating on certain key regions and cities.

The Company also announces that Ms. Zhu Shuming, a director of the Company, has submitted her resignation to the board of directors (“Board”) due to personal reasons, effective on March 31, 2024. Mr. Wang Gui, the vice president of strategy of the Company, has also submitted his resignation to the Board due to personal reasons, effective on March 31, 2024. The Board confirms that there are no disagreements between them and the Company or the Board.

While the Company believes its strategic business transformation plan will open up opportunities for a “New Hywin” and bring about sustainable growth in the long run, it cautions investors about the risks associated with investing in the Company’s American Depositary Shares. As with any change, there are inherent uncertainties associated with such a business transformation. The Company anticipates that it will experience a significant reduction in operational scale and revenue scale in the short term, during which it may not achieve its historical profit level. There is also a risk of losing a substantial number of frontline relationship managers who may not be able to adapt to the Company’s new strategic initiatives or meet new sales targets. In addition, there are uncertainties regarding ongoing disputes with clients over previously distributed asset-backed products, which could negatively affect the Company’s brand, reputation, and customer confidence. As a result, the Company’s business, financial condition and results of operations could be materially and adversely affected. The Company warns investors to be cautious when investing in its American Depositary Shares.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth and health management service provider in China focusing on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are insurance brokerage services, health management services, overseas wealth and asset management services, and other wealth management services. The Company offers insurance brokerage services through collaborations with leading insurance companies in Hong Kong and globally. The Company also offers integrated and high-end health screening and health management services to high-net-worth clients in China, and aims to serve clients across market cycles and life cycles. For more information, please visit https://ir.hywinwealth.com/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: HywinPR@icrinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hywin Holdings Ltd.

By:	/s/ Wang Dian
Name:	Wang Dian
Title:	Chief Executive Officer

Date: March 27, 2024